SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Mitel Networks Corporation

(Name of Company)

Common Shares, No Par Value

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Paul Chiarelli

President

Wesley Clover International Corporation

390 March Road, Suite 110,

Ottawa, Ontario K2K 0G7

(613) 271-6305

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a Copy to:

James Lurie, Esq.

Osler, Hoskin & Harcourt LLP

620 8th Avenue, 36th Floor

New York, New York 10018

(212) 867-5800

January 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Dr. Terence H. Matthews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 316,394*
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER 316,394*
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,397,004*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.
**	Based on 53,947,354 common shares of the Company outstanding as of December 3, 2013 as reported in the Company’s Form 10-Q for the period ended October 31, 2013 and the 44,162,509 common shares of the Company issued on January 31, 2014 as reported in the Company’s Form 8-K filed on February 5, 2014, which equals 98,109,863 total outstanding common shares of the Company.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Kanata Research Park Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12.080,610*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 5
**	Based on 53,947,354 common shares of the Company outstanding as of December 3, 2013 as reported in the Company’s Form 10-Q for the period ended October 31, 2013 and the 44,162,509 common shares of the Company issued on January 31, 2014 as reported in the Company’s Form 8-K filed on February 5, 2014, which equals 98,109,863 total outstanding common shares of the Company.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON 4293711 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,610*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 53,947,354 common shares of the Company outstanding as of December 3, 2013 as reported in the Company’s Form 10-Q for the period ended October 31, 2013 and the 44,162,509 common shares of the Company issued on January 31, 2014 as reported in the Company’s Form 8-K filed on February 5, 2014, which equals 98,109,863 total outstanding common shares of the Company.

SCHEDULE 13D

CUSIP No. 60671Q104

1	NAME OF REPORTING PERSON Wesley Clover International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,080,610*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,080,610*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,610*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 5
**	Based on 53,947,354 common shares of the Company outstanding as of December 3, 2013 as reported in the Company’s Form 10-Q for the period ended October 31, 2013 and the 44,162,509 common shares of the Company issued on January 31, 2014 as reported in the Company’s Form 8-K filed on February 5, 2014, which equals 98,109,863 total outstanding common shares of the Company.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed on behalf of Dr. Terence H. Matthews (“Dr. Matthews”), Kanata Research Park Corporation (“Kanata”), Wesley Clover International Corporation (“WCIC”) and 4293711 Canada Inc.(“4293711 Canada” and, together with Dr. Matthews, WCIC and Kanata, the “Reporting Persons”), relating to the common shares, without par value (the “Common Shares”) of Mitel Networks Corporation, a corporation existing under the laws of Canada (the “Company”). This Amendment No. 6 amends and supplements the initial statement on Schedule 13D (the “Original 13D”), filed on July 14, 2005 by Dr. Matthews, Wesley Clover Corporation (“WCC”) and Celtic Jet Tech Limited (“Celtic”), as amended and supplemented by Amendment No. 1 on Schedule 13D, filed on May 5, 2006, Amendment No. 2 on Schedule 13D, filed on September 27, 2006, Amendment No. 3, which was inadvertently labeled Amendment No. 2, on Schedule 13D, filed on September 28, 2007, each of which was filed by Dr. Matthews, WCC and Celtic, Amendment No. 4, on Schedule 13D, filed on July 7, 2010 by Dr. Matthews, WCC, WCIC and 4293711 Canada and Amendment No. 5 on Schedule 13D, filed on November 20, 2013, by Dr. Matthews, Kanata, WCIC and 4293711 Canada.

WCC, formerly a wholly owned subsidiary of WCIC, a holder of Common Shares of the Company and a reporting person for purposes of this Schedule 13D, was amalgamated with Kanata pursuant to a Certificate of Amalgamation filed with Industry Canada on January 1, 2013 whereby WCC was the surviving entity and WCC was renamed Kanata. As a result of the amalgamation, the

Common Shares previously held by WCC are now beneficially owned by Kanata.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On January 31, 2014, the Company and Aastra Technologies Limited (“Aastra”) completed a plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement, dated November 10, 2013 (the “Arrangement Agreement”) effectuated by way of a court-approved statutory plan of arrangement pursuant to the Canada Business Corporations Act. Under the terms of the Arrangement Agreement, shareholders of Aastra received US$6.52 in cash plus 3.6 Common Shares for each Aastra common share held which, in the aggregate, equaled approximately $80.0 million in cash consideration and the issuance of 44,162,509 Common Shares.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

Item 5 is hereby amended and supplemented as follows:

The following disclosure is based on 53,947,354 Common Shares outstanding, as of December 3, 2013, as reported in the Company’s Form 10-Q for the period ended October 31, 2013 and the 44,162,509 Common Shares issued on January 31, 2014 as reported in the Company’s Form 8-K filed on February 5, 2014.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Dr. Matthews	12,397,004 (2)(3)	12.6%
Kanata	12,080,610 (3)	12.3%
4293711 Canada	12,080,610 (3)	12.3%
WCIC	12,080,610 (3)	12.3%

(1)	For purposes of computing Dr. Matthews’ percentage ownership, the number of outstanding Common Shares includes all Common Shares that Dr. Matthews has a right to acquire beneficial ownership of within 60 days of the date of this Amendment No. 6 pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(2)	Consists of: (i) currently exercisable options held by Dr. Matthews to purchase 316,394 Common Shares, at a weighted average exercise price of $4.30 per share, and (ii) 12,080,610 Common Shares held by Kanata.
(3)	Dr. Matthews owns 100% of the outstanding voting shares of 4293711 Canada which in turn owns 99.9% of the outstanding voting shares of WCIC. WCIC owns 100% of the outstanding voting shares of Kanata. Pursuant to Rule 13d-3 under the Exchange Act, each of Dr. Matthews, WCIC and 4293711 Canada may be deemed the beneficial owner of all of the Common Shares beneficially owned by Kanata.

(b) Dr. Matthews

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 316,394 Common Shares issuable upon exercise of options that are exercisable within 60 days.

Dr. Matthews has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares directly owned by WCC.

Kanata

Kanata has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares.

Kanata does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

4293711 Canada

4293711 Canada has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares.

4293711 Canada does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

WCIC

WCIC has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,080,610 Common Shares.

WCIC does not have the sole power to vote or direct the vote or sole power to dispose or direct the disposition of any Common Shares.

To the knowledge of the Reporting Persons, none of the directors or executive officers of Kanata, WCIC and 4293711 Canada beneficially own any Common Shares of the Company, except for Dr. Matthews as reported in this Amendment No. 6 and Paul Chiarelli who owns 1,067 Common Shares.

(c) On December 10, 2013, Dr. Matthews exercised options to purchase 9,914 Common Shares (the “Option Shares”) at an exercise price of $3.75 per share, and sold the Option Shares at a sale price of $9.80 per share. On December 12, 2013, Dr Matthews was granted options to purchase 10,146 Common Shares at an exercise price of $9.58 per share.

(d) Not applicable.

(e) WCC ceased to be the beneficial owner of more than 5% of the Common Shares when it was amalgamated into Kanata on January 1, 2013. As a result of the amalgamation, the Common Shares previously held by WCC are now beneficially owned by Kanata.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2014

By:	/s/ Dr. Terence H. Matthews
Name:	Dr. Terence H. Matthews

KANATA RESEARCH PARK CORPORATION

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	Chief Executive Officer

4293711 CANADA INC.

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	President, Treasurer & Secretary

WESLEY CLOVER INTERNATIONAL CORPORATION

By:	/s/ Paul Chiarelli
Name:	Paul Chiarelli
Title:	President